ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 809
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34835
September 5, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

<u>NTT Urban Development Corporation - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of NTT Urban Development Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated August 1, 2008 and entitled "Partial Amendment to the Annual Report Release for the Fiscal Year Ended March 31, 2008";

2. Summary of Quarterly Business Report for the First Quarter ended June 30, 2008; and

3. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Kazunari Onishi of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-5845, facsimile +813-6888-6845).

Very truly yours,

Kazunari Onishi

Kazunari Onishi

Enclosures

File No. 82-34835

(English Translation)

August 1, 2008

To whom it may concern:

NTT URBAN DEVELOPMENT CORPORATION
Rep: Masaki Mitsumura
President and Chief Executive Officer
(Tokyo Stock Exchange (First Section)
Code No. 8933)
Attn.: Masakazu Tsukamoto
Senior Executive Manager,
Accounting and Finance Department
(Tel.: +813-6811-6424)

Partial Amendment to the Annual Report Release for the Fiscal Year Ended March 31, 2008

We hereby announce that there were amendments in the Annual Report Release for the Fiscal Year Ended March 31, 2008, which was released on May 8, 2008. Amended sections are underlined.

4. Consolidated Financial Statement, etc.
(1) Consolidated Balance Sheet

(Before Amendment)

(Millions of yen)

		Year ended March 31, 2007 (as of March 31, 2007)		Year ended March 31, 2008 (as of March 31, 2008)		Change	
	Notes	Amount	%	Amount	%	Amount	%
Assets							
2. Intangible fixed assets		1,703	0.3	1,817	0.2	114	6.7
3. Investment and other assets							
(2) Long-term prepaid expenses		20,070		19,630			

(Millions of yen)

		Year ended March 31, 2007 (as of March 31, 2007)		Year ended March 31, 2008 (as of March 31, 2008)		Change	
	Notes	Amount	%	Amount	%	Amount	%
Liabilities							
I. Current Liabilities							
5. Current portion of bonds		9,300		11,611			

(After Amendment)

(Millions of yen)

		Year ended March 31, 2007 (as of March 31, 2007)		Year ended March 31, 2008 (as of March 31, 2008)		Change	
	Notes	Amount	%	Amount	%	Amount	%
Assets							
2. Intangible fixed assets	2	1,703	0.3	1,817	0.2	114	6.7
3. Investment and other assets							
(2) Long-term prepaid expenses	2	20,070		19,630			

(Millions of yen)

		Year ended March 31, 2007 (as of March 31, 2007)		Year ended March 31, 2008 (as of March 31, 2008)		Change	
	Notes	Amount	%	Amount	%	Amount	%
Liabilities							
I. Current Liabilities							
5. Current portion of bonds	2	9,300		11,611			

Notes

(Notes Concerning Consolidated Balance Sheet)

(Before Amendment)

Year ended March 31, 2008 (as of March 31, 2008)		
*2	Assets pledged as collateral and secured debt:	
(1)	Assets pledged as collateral and other amounts	
	Inventory	13,172 million yen
	Buildings and structures	121,170 million yen
	Land	13,189 million yen
	Total	147,532 million yen
(2)	Amounts of secured debt	
	Current portion of long-term borrowings	10,073 million yen
	Long-term borrowings	31,689 million yen
	Total	41,762 million yen

(After Amendment)

Year ended March 31, 2008 (as of March 31, 2008)		
*2	Assets pledged as collateral and secured debt:	
(1)	Pledged assets and secured debt	
	Assets pledged as collateral and amounts thereof	
	Inventory	13,172 million yen
	Buildings and structures	121,170 million yen
	Land	13,189 million yen
	Total	147,532 million yen
	Amounts of secured debt	
	Current portion of long-term borrowings	10,073 million yen
	Long-term borrowings	31,689 million yen
	Total	41,762 million yen
(2)	Pledged assets and secured debt for non-recourse loan	
	Assets pledged as collateral and amounts thereof	
	Cash and deposits (within 3 months)	5,308 million yen
	Other current assets	237 million yen
	Buildings and structures	58,577 million yen
	Land	171,400 million yen
	Other tangible fixed assets	122 million yen
	Intangible fixed assets	4 million yen
	Long-term prepaid expenses	369 million yen
	Total	236,019 million yen

Amounts of secured debt

Current portion of bonds	1,611 million yen
Bonds	68,570 million yen
Total	70,182 million yen

The debt above is related to UDX Special Purpose Company and may be paid out within the limit of assets owned by such company, including the pledged assets above.

(Summary English Translation)

Summary of Quarterly Business Report for the First Quarter ended June 30, 2008

August 4, 2008

NTT URBAN DEVELOPMENT CORPORATION

Stock Exchanges:
Tokyo Stock Exchange

Code Number: 8933

(URL http://www.nttud.co.jp/)

Representative: Masaki Mitsumura
President and Chief Executive Officer

Attn.: Masakazu Tsukamoto
Senior Executive Manager,
Accounting and Finance Department

Tel.: +813-6811-6424

Filing of Quarterly Report:
August 5, 2008 (Scheduled)

(Note that all amounts have been rounded down to the nearest one million yen, unless otherwise specified.)

1. Consolidated Business Results (April 1, 2008 through June 30, 2008)

(1) Consolidated Results of Operations (cumulative)

(Percentage figures are compared to the same period of the prior year)

	Operating Revenues	Operating Income	Ordinary Income	Net Income (Three Months)
Three Months ended June 30, 2008	¥29,751 million (–%)	¥8,874 million (–%)	¥7,629 million (–%)	¥4,382 million (–%)
Three Months ended June 30, 2007	¥28,290 million (6.5%)	¥5,692 million (1.6%)	¥5,246 million (0.2%)	¥3,044 million (-0.9%)

	Net Income per Share	Net Income per Share (fully diluted)
Three Months ended June 30, 2008	¥1,331.68	–
Three Months ended June 30, 2007	¥924.92	–

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of June 30, 2008	¥879,427 million	¥179,987 million	15.7%	¥42,074.32
As of March 31, 2008	¥900,325 million	¥177,969 million	15.1%	¥41,442.57

(Reference)
Shareholders' equity:
As of June 30, 2008: 138,475 million yen
As of March 31, 2008: 136,395 million yen

2. Dividends

	Dividends per Share				
(Record Date)	End of 1st Quarter	End of 2nd Quarter	End of 3rd Quarter	Year End	Annual
Year ended March 31, 2008	–	¥500.00	–	¥700.00	¥1,200.00
Year ended March 31, 2009	–	–	–	–	–
(Forecast) Year ended March 31, 2009	–	¥600.00	–	¥600.00	¥1,200.00

(Note)
Revisions to forecast of dividends during this quarter: None.

3. Forecast of Consolidated Business Results (April 1, 2008 through March 31, 2009)

(Percentage figures for the annual period are compared to prior year, percentage figures for the interim period are compared to prior interim period)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Net Income per Share
Interim	¥64,400 million (13.8%)	¥17,100 million (54.7%)	¥14,300 million (43.4%)	¥8,100 million (35.3%)	¥2,461.11
Annual	¥147,000 million (6.4%)	¥34,500 million (20.1%)	¥28,500 million (8.8%)	¥15,000 million (1.6%)	¥4,557.61

(Note)
Revisions to forecast of consolidated business results during this quarter: None.

4. Others

(1) Changes in significant subsidiaries during the year (Changes in specified subsidiaries resulting in change in scope of consolidation): Not applicable.

New: – Exception: –

(2) Adoption of simplified accounting method and accounting method specific to preparation of quarterly consolidated financial statements: Applicable.

(3) Changes in accounting principles and procedures and representation method, etc. regarding preparation of quarterly consolidated financial statements (Changes presented as changes in important items, etc. that are used as basic materials for preparation of quarterly consolidated financial statements)

(i) Changes due to amendment of accounting standard, etc.: Applicable.

(ii) Changes other than (i): Not applicable.

(4) Number of issued shares (Common stock)

(i) Total number of issued shares (including treasury stock) as of the end of each period:
As of June 30, 2008: 3,291,200 shares
As of March 31, 2008: 3,291,200 shares

(ii) Total number of treasury stock as of the end of each period:
As of June 30, 2008: – shares
As of March 31, 2008: – shares

(iii) Average number of issued shares for each period (consolidated cumulative period):
Three months ended June 30, 2008: 3,291,200 shares
Three months ended June 30, 2007: 3,291,200 shares

(Notice for the proper use of the Forecast of Business Result, and other special notations)

1. *The description regarding the future, such as the forecast of business result hereof, are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to various subsequent factors such as changes in business environment.*
2. *"Accounting Standard for Quarterly Financial Statements" (Accounting Standards Board of Japan ("ASBJ") Statement No. 12) and "Guidance on Accounting Standard for Quarterly Financial Statements" (ASBJ Guidance No. 14) have been applied from the current consolidated fiscal year. Quarterly consolidated financial statements are prepared in accordance with the "Regulations for Quarterly Consolidated Financial Statements".*

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Amendment to the Annual Securities Report

An amendment to the Annual Securities Report for the 23rd fiscal year (from April 1, 2007 through March 31, 2008), prepared in accordance with paragraph 1 of Article 24-2 of the Financial Instruments and Exchange Law was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on August 1, 2008. The amendment to the Annual Securities Report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. ("Tokyo Stock Exchange") for a certain period.

Amendment to the Shelf Registration Statement

An amendment to the Shelf Registration Statement for the purpose of incorporating the amendment to the Annual Securities Report (for the 23rd fiscal year) was filed with the Director of the Kanto Local Finance Bureau through EDINET on August 1, 2008. The amendment to the Shelf Registration Statement is available for public inspection through EDINET and at the Tokyo Stock Exchange for a certain period.

Quarterly Report

A Quarterly Report for the three-month period ended June 30, 2008, prepared in accordance with paragraph 1 of Article 24-4-7 of the Financial Instruments and Exchange Law, was filed with the Director of the Kanto Local Finance Bureau through EDINET on August 5, 2008 and sets forth the following information:

PART ONE CORPORATE INFORMATION

- I. Outline of the company
  1. Changes in principal indicators of business operations, etc.
  2. Substance of business
  3. Related companies
  4. Employees
- II. Business operations
  1. Operating revenues
  2. Contracts, etc. being material to operation of business

The Quarterly Report is available for public inspection through EDINET and at the Tokyo Stock Exchange for a certain period.

<u>Confirmation Letter Regarding the Appropriateness and Accuracy of a Quarterly Report</u>

A Confirmation Letter Regarding the Appropriateness and Accuracy of a Quarterly Report, prepared in accordance with paragraph 1 of Article 24-4-8 of the Financial Instruments and Exchange Law, was filed with the Director of the Kanto Local Finance Bureau through EDINET on August 5, 2008. Such written confirmation is available for public inspection through EDINET and at the Tokyo Stock Exchange for a certain period.

Amendment to the Shelf Registration Statement

An amendment to the Shelf Registration Statement for the purpose of incorporating the Quarterly Report (for the three-month period ended June 30, 2008) was filed with the Director of the Kanto Local Finance Bureau through EDINET on August 5, 2008. The amendment to the Shelf Registration Statement is available for public inspection through EDINET and at the Tokyo Stock Exchange for a certain period.

END